Via Facsimile and U.S. Mail
Mail Stop 6010

August 17, 2006

Timothy J. Barberich
Chairman and Chief Executive Officer
Sepracor Inc.
84 Waterford Drive
Marlborough, Massachusetts 01752

Re: Sepracor Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 000-19410

Dear Mr. Barberich:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief